No Act

1/31/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005536

March 5, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-5-14

Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

Re: PepsiCo, Inc.
Incoming letter dated January 31, 2014

Dear Mr. Danhof:

This is in response to your letter dated January 31, 2014 concerning the shareholder proposal that the National Center for Public Policy Research submitted to PepsiCo. In that letter, you requested that the Commission review the Division of Corporation Finance's January 29, 2014 letter granting no-action relief to PepsiCo's request to exclude the proposal from its 2014 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 31, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8 (REQUEST FOR RECONSIDERATION)

Dear Sir or Madam,

This correspondence is in response to the letter of Amy E. Carriello on behalf of PepsiCo (the "Company") dated December 17, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

The Staff made its decision to allow the Company to omit our Proposal prior to this submission. We now respectfully request that the Division of Corporate Finance, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, present the Staff decision to the full Commission for review.

RESPONSE TO PEPSICO'S CLAIMS

In its no-action request, the Company incorrectly applies the Staff's rule regarding exclusion of substantially similar proposals in an attempt to argue that it may exclude our Proposal from its 2014 Proxy. The Company argues that it may omit our Proposal simply because it has a similar topic as a previously submitted proposal. However, the Staff has repeatedly ruled that, for proposals to be similar, they must contain the same crux or thrust. Since our Proposal is distinct from the previously submitted proposal that deals

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with political contributions, the Staff should allow our Proposal to proceed to the Company's shareholders for a vote.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

The Company May Not Omit Our Proposal Since It is Distinct From All Other Proposals Before the Company

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In determining whether two proposals are substantially duplicative, the Commission has indicated that the principal determination is whether the primary *crux* or *thrust* of the proposals is essentially the same. *See generally, Wells Fargo & Company,* (avail. January 7, 2009).

In its no-action request, the Company conflates *thrust* with *topic.*

PepsiCo claims that our Proposal is substantially similar to one submitted by James W. Mackie (the "Mackie Proposal"). The thinly veiled thrust of the Mackie Proposal is to prohibit and criticize the whole of the Company's political, legislative and public policy involvement. By setting an unduly high standard with an amorphous ask, the Mackie Proposal effectively seeks to remove PepsiCo from the political landscape altogether. To wit, the proponent states:

> Resolved, the Corporation *shall* have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) *only if such a policy is approved by at least 75% of its shares outstanding.* No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy. (Emphasis added).

Our Proposal never asks the Company to present a referendum to PepsiCo's shareholders giving them the ability to approve or deny a political contribution policy. The Mackie Proposal is a direct prohibition against PepsiCo's political engagement until such time that it writes a policy and receives approval from not less than 75 percent of its outstanding shares. In this way, the Mackie Proposal contemplates *shareholder action* by calling for a vote with a specific threshold. Our Proposal, on the other hand, contemplates *Company action* in preparing a report to shareholders on a very specified topic (incongruous donations).

Specifically, our Proposal:

> Request[s] that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by PepsiCo's stated policies (including the Company's Political Contributions Policy) into the Company and its affiliated PACs lobbying, political and electioneering expenditures. The Board should authorize the preparation of an annual report to shareholders, at reasonable expense and excluding confidential information, listing any lobbying, electioneering or political contribution expenditure during the prior year, identifying any contribution that is incongruous with the Company's corporate values and stating the justification for any such exceptions.[1]

The Company already has policies in place that guide its political contributions and explain its corporate values. We are simply asking that these policies be incorporated into the Company's giving and to explain when it does not. We are not asking the Company to provide this information to the shareholders for a vote. In fact, we laud PepsiCo's current disclosures and simply ask the Company to take an additional disclosure step – informing shareholders (as a purely informational matter) whenever the Company makes a donation that strays from its stated corporate policies. The Company does not argue that this ask contravenes any statutory Commission exclusion except alleged substantial duplication.

The Staff has ruled that proposals are substantially similar when the respective proposals contemplate like *company* action. *See General Motors Corp.*, (avail. Mar. 13, 2008) (concurring in exclusion of a proposal requesting that the company "assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" in favor of prior proposal requesting that the company "publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders"); *Cooper Industries Ltd.*, (avail. Jan. 17, 2006) (concurring in exclusion of proposal requesting that

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[1] It should be noted that our resolved section is substantially similar to the proposal that the staff upheld in *Western Union Co.*, (avail. March 14, 2013), that stated: "Resolved: Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUP AC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions."

the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" in favor of prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights"). These decisions make sense since the proposals called on the *companies* to take very similar actions.

Additionally, our Proposal calls for a report, while the Mackie Proposal calls for a shareholder vote (beyond the vote for or against the proposal). *Cf. Chevron Corp.*, (avail. March 21, 2011) (concurring in exclusion of a proposal where the company successfully argued that "[t]he core subject matter of the two reports is the same, and the content of the two reports would substantially overlap."); *see also*, *Bank of America Corp.* (avail. February 14, 2006) (the Staff ruled that a proposal requesting the company disclose on its website its policies and procedures for political contributions in semi-annual reports that included details of political contributions made by the company was substantially duplicative of a proposal requesting annual reports of the company's political contributions published in newspapers of general circulation).

Our Proposal calls on the Company to issue a report identifying and explaining certain donations. If approved, the Company would simply provide an information report to shareholders concerning incongruous donations. There would be no further shareholder action. The Mackie Proposal would have the shareholders vote to determine whether the Company will even be permitted to make future political contributions. If approved, the future action would lie with the shareholders, not the Company.

The Main Point of the Mackie Proposal is Stop PepsiCo From Making Political Contributions; Our Proposal Just Asks for an Integrations of Already-Stated Policies and an Informational Report

The Mackie Proposal contemplates an outright ban on PepsiCo's political, legislative and policy group contributions. The Mackie Proposal first tasks the Company with writing an undefined policy regarding its political contributions. Then, the Mackie Proposal would force the Company to get approval from a super-majority of shareholders for this policy. If it does not, PepsiCo would be barred from making donations to any politician, outside organization, leadership group or PAC. The plain language of the Mackie Proposal is clear in its desire to end the Company's giving:

> We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the areas of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. *Unless large corporations are prevented from making political*

contributions to elected officials, or their political parties, these practices will continue. (Emphasis added).[2]

The proponent clearly wants PepsiCo and other large companies to cease all political donations. That is the thrust of the Mackie Proposal. The topic is political contributions; the aim is to stop the Company from making them. The Mackie Proposal further condemns corporate political giving in commenting that "[l]egislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations."

Our Proposal in no way restricts the Company's right to donate to anyone or any group when it sees fit to do so. No action taken as a result of our Proposal would ever bar the Company from donating whatever to whomever it wants or whenever it wants to donate.

The Commission has made it clear that the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976).

Our Proposal offers a clear and distinct issue for shareholders to vote for or against. A vote for our Proposal would mean that shareholders would get a report that shows why the Company made some specified contributions. A vote for the Mackie Proposal would be a vote to essentially force PepsiCo to cease and desist all political contributions. Since the Mackie Proposal aims to end PepsiCo's political activities, and our Proposal simply asks for some information on those activities that in no way restricts the Company's political involvement, it cannot be said that they are substantially similar under Rule 14a-8(i)(11).

The Company's Admission That It Will Seek to Exclude the Mackie Proposal (If It is Not Permitted to Exclude Our Proposal) Because the Proponent Failed to Meet Requisite Eligibility Requirements Under Rule 14a-8(b) And Rule 14a-8(f)(1) Speaks to the Disingenuous Nature of the Company's Attempted Use of the Mackie Proposal to Block Our Otherwise Valid Proposal

The Company is attempting to use the Mackie Proposal as a strawman to defeat our perfectly allowable Proposal. The Company knows full well that it will easily be able to exclude the Mackie Proposal since the proponent did not provide adequate proof of ownership. The Company's willingness to include the Mackie Proposal over ours, despite the clear and incurable defects with the Mackie Proposal's submission, strongly infers that it is trying to hide the information that our Proposal might yield.

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[2] Note that this language, and indeed the entire Mackie Proposal, consists only of a resolved section. No comments are part of a "whereas" clause or a "supporting statement."

The Staff should not allow the Company to hide our Proposal from its shareholders by such sleight of hand.

The Commission's Mission Statement notes: "The mission of the U.S. Securities and Exchange Commission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[3] The Commission has long maintained that corporate transparency is one of the best – if not the best – way to protect investors. Our Proposal is nothing more than a call for transparency regarding a vital aspect of the Company's spending.

Furthermore, in January 2009, the SEC issued a Commission-wide clarion call for increased transparency, noting:

> As the Commission moves into its 75th year, it faces new challenges to increase transparency. Now in the midst of turmoil in the world's capital markets, the Commission has the opportunity to demonstrate the leadership it has provided since its founding in 1934. The Commission should lead the way in fostering greater transparency for investors.[4]

By upholding our Proposal, the Staff can further its own aims to increase transparency for investors.

Conclusion

Our Proposal is unique in kind, form and thrust from the Mackie Proposal. Ours contemplates a Company report to shareholders on a finite issue involving political contributions. The Mackie Proposal's thrust is to end PepsiCo's political contributions altogether. Despite the Company's dismissive view of them, PepsiCo's shareholders would suffer no confusion if presented with both proposals. Therefore, our Proposal may not be excluded under Rule 14a-8(i)(11) since it is not substantially similar to the Mackie Proposal.

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Commission reconsider the Staff's decision, and allow our Proposal to proceed to the Company's shareholders for a vote.

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[3] "The Investor's Advocate: How the SEC Protects Investors, Maintains Market Integrity, and Facilitates Capital Formation," U.S. Securities and Exchange Commission, available at http://www.sec.gov/about/whatwedo.shtml as of January 24, 2014.

[4] "Toward Greater Transparency: Modernizing the Securities and Exchange Commission's Disclosure System," U.S. Securities and Exchange System, January 2009, available at http://www.sec.gov/spotlight/disclosureinitiative/report.pdf as of January 24, 2014.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Amy E. Carriello, PepsiCo